United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Press Release

Signature Page

Press Release
CVRD announces forward stock split
Rio de Janeiro, April 27, 2006 — Companhia Vale do Rio Doce (CVRD) informs that the forward stock split proposal was approved today at the Extraordinary General Shareholders’ Meeting. After giving effect to the stock split, CVRD’s capital will be composed of 2,459,657,056 shares, with 1,499,898,858 common shares and 959,758,198 preferred class “A” shares.
Starting on May 22, 2006, each share of the Company traded in the São Paulo Stock Exchange (Bovespa) will undergo a forward stock split into two shares. Hence, each current share, both common (VALE3) and preferred (VALE5) will be represented by two shares post-split. On May 25, 2006, the distribution of new shares as a result of the split will take place, in the proportion of one additional shares issued per each existing share, for the shareholders on record as of May 19, 2006 (record date in Brazil).
Starting on June 7, 2006, each American Depositary Receipt (ADR) representing common shares (RIO) or preferred shares (RIOPR) of the Company listed on the New York Stock Exchange (NYSE) will also undergo a forward split. Furthermore, also on June 7, the distribution of new ADRs, in the proportion of one additional ADRs issued per existing ADR, will be finalized, for ADR holders of record as of May 24, 2006 (record date in the US). As a result, the proportion of one ADR to one underlying common or preferred share will be maintained.
Due to operational reasons, between May 22 and June 6, 2006, the shares listed on the Bovespa will be traded post-split whereas the ADRs listed on the NYSE will be traded pre-split.
JP Morgan, CVRD’s depositary bank in the US, will not execute issuances and/or cancellations of ADRs between May 24 and June 9, 2006. The trading of CVRD’s ADRs on the NYSE will occur normally.
The forward stock split being executed by CVRD aims to reposition its share prices after substantial appreciation of 181% in US dollars between August 19, 2004, when the last CVRD ´s forward stock split took place, and April 25, 2006. At the same time it facilitates trading by retail investors.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 28, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations